UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Dragoneer Growth Opportunities Corp.

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

G28302100

(CUSIP Number)

Altimeter Capital Management, LP, One International Place, Suite 4610, Boston, MA 02110

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G28302126	13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Altimeter Capital Management General Partner LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0- shares
	6.	SHARED VOTING POWER 3,500,000
	7.	SOLE DISPOSITIVE POWER -0- shares
	8.	SHARED DISPOSITIVE POWER 3,500,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.07%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. G28302126	13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Altimeter Capital Management, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0- shares
	6.	SHARED VOTING POWER 3,500,000
	7.	SOLE DISPOSITIVE POWER -0- shares
	8.	SHARED DISPOSITIVE POWER 3,500,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.07%
12.	TYPE OF REPORTING PERSON (see instructions) IA, PN

CUSIP No. G28302126	13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Altimeter General Partner, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0- shares
	6.	SHARED VOTING POWER 3,500,000
	7.	SOLE DISPOSITIVE POWER -0- shares
	8.	SHARED DISPOSITIVE POWER 3,500,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.07%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. G28302126	13G	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Altimeter Partners Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0- shares
	6.	SHARED VOTING POWER 3,500,000
	7.	SOLE DISPOSITIVE POWER -0- shares
	8.	SHARED DISPOSITIVE POWER 3,500,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.07%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. G28302126	13G	Page 6 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brad Gerstner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0- shares
	6.	SHARED VOTING POWER 3,500,000
	7.	SOLE DISPOSITIVE POWER -0- shares
	8.	SHARED DISPOSITIVE POWER 3,500,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.07%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. G28302126	13G	Page 7 of 10 Pages

Item 1.

(a)	Name of Issuer Dragoneer Growth Opportunities Corp. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices One Letterman Drive, Building D, Suite M500, San Francisco, CA 94129

Item 2.

(a)	Name of Person Filing
This Amendment No. 1 to the Schedule 13G (this “Amendment”) is being filed by Altimeter Capital Management General Partner LLC (the “General Partner”), Altimeter Capital Management, LP (the “Investment Manager”), Altimeter Partners Fund, L.P.(the “Fund”), Altimeter General Partner, LLC (the “Fund General Partner”), and Brad Gerstner, who are collectively referred to as the “Reporting Persons.” Mr. Gerstner is the sole managing principal of the General Partner, the Investment Manager and the Fund General Partner. The General Partner is the sole general partner of the Investment Manager, which is the investment manager of the Fund. The Fund General Partner is the sole general partner of the Fund. This Amendment modifies the original Schedule 13G filed with the Securities and Exchange Commission on August 24, 2020. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b)	Address of the Principal Office or, if none, residence
The principal business office of the Reporting Persons with respect to the shares reported hereunder is One International Place, Suite 4610, Boston, MA 02110.

(c)	Citizenship
Each of the Investment Manager and the Fund are a Delaware limited partnership. Each of the General Partner and the Fund General Partner is a Delaware limited liability company. Mr. Gerstner is a United States citizen.

(d)	Title of Class of Securities Class A Ordinary Shares

(e)	CUSIP Number G28302126

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. G28302126	13G	Page 8 of 10 Pages

Item 4.  Ownership.

As of December 31, 2020 the Reporting Persons beneficially owned 3,500,000 shares of Class A Ordinary Shares of the Issuer (“Class A Ordinary Shares”), representing approximately 5.07% of such class of securities. The beneficial ownership of each Reporting Person as of December 31, 2020 is as follows: (i) Altimeter Partners Fund, L.P. beneficially owns 3,500,000 Class A Ordinary Shares representing approximately 5.07% of such class of security; and (ii) each of the General Partner (as the general partner of the Investment Manager), the Investment Manager (as the investment manager of the Fund), the Fund General Partner (as the general partner of the Fund) and Mr. Gerstner (as the sole managing principal of the General Partner, the Investment Manager and the Fund General Partner) beneficially owns 3,500,000 Class A Ordinary Shares, representing approximately 5.07% of such class of security. All ownership percentages of the securities reported herein are based upon a total of 69,000,000 Class A Ordinary Shares outstanding as of September 30, 2020.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:**

Altimeter Capital Management General Partner LLC – 3,500,000 shares

Altimeter Capital Management, LP – 3,500,000 shares

Altimeter General Partner, LLC – 3,500,000 shares

Altimeter Partners Fund, L.P. – 3,500,000 shares

Brad Gerstner – 3,500,000 shares

(b)

Percent of class:**

Altimeter Capital Management General Partner LLC – 5.07%

Altimeter Capital Management, LP – 5.07%

Altimeter General Partner, LLC – 5.07%

Altimeter Partners Fund, L.P. – 5.07%
Brad Gerstner – 5.07%

(c)	Number of shares as to which the person has:**

(i)

Sole power to vote or to direct the vote

Altimeter Capital Management General Partner LLC -0-

Altimeter Capital Management, LP -0-

Altimeter General Partner, LLC -0-

Altimeter Partners Fund, L.P. -0-

Brad Gerstner -0-

(ii)

Shared power to vote or to direct the vote

Altimeter Capital Management General Partner LLC – 3,500,000 shares

Altimeter Capital Management, LP – 3,500,000 shares

Altimeter General Partner, LLC – 3,500,000 shares

Altimeter Partners Fund, L.P. – 3,500,000 shares

Brad Gerstner – 3,500,000 shares

** Shares reported herein for the General Partner, the Investment Manager and the Fund General Partner represent Class A Ordinary Shares beneficially owned and held of record by the Fund for which the Investment Manager serves as the investment manager and the Fund General Partner serves as general partner. The General Partner serves as the sole general partner of the Investment Manager. Shares reported herein for Mr. Gerstner represent Class A Ordinary Shares beneficially owned and held of record by the Fund. Mr. Gerstner is the sole managing principal of the General Partner, the Investment Manager and the Fund General Partner.

CUSIP No. G28302126	13G	Page 9 of 10 Pages

Item 5.   Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.   Identification and Classification of Members of the Group.

Not applicable.

Item 9.   Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits. Exhibit 99-1

Joint Filing Agreement, dated February 16, 2021, by and among the Reporting Persons.

CUSIP No. G28302126	13G	Page 10 of 10 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2021

ALTIMETER CAPITAL MANAGEMENT GENERAL PARTNER LLC

By:	/s/ Hab Siam

Hab Siam, Chief Compliance Officer

ALTIMETER CAPITAL MANAGEMENT, LP

By:	/s/ Hab Siam

Hab Siam, Chief Compliance Officer

ALTIMETER GENERAL PARTNER, LLC

By:	/s/ Hab Siam

Hab Siam, Chief Compliance Officer

ALTIMETER PARTNERS FUND, L.P.

By:	Altimeter General Partner, LLC
Its:	General Partner

By:	/s/ Hab Siam

Hab Siam, Chief Compliance Officer

BRAD GERSTNER

By:	/s/ Brad Gerstner

Brad Gerstner, individually

EXHIBIT I

JOINT FILING AGREEMENT

This Joint Filing Agreement dated February 16, 2021 is by and among Altimeter Capital Management General Partner LLC, a Delaware limited liability company, Altimeter Capital Management, LP, a Delaware limited partnership, Altimeter General Partner, LLC, a Delaware limited liability company, Altimeter Partners Fund, L.P., a Delaware limited partnership, and Brad Gerstner, an individual (the foregoing are collectively referred to herein as the "Filers"). Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to shares of Class A Ordinary Shares of Dragoneer Growth Opportunities Corp., beneficially owned by them from time to time. Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule. This Joint Filing Agreement may be terminated by any of the Filers upon one week's prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

ALTIMETER CAPITAL MANAGEMENT GENERAL PARTNER LLC

By:	/s/ Hab Siam

Hab Siam, Chief Compliance Officer

ALTIMETER CAPITAL MANAGEMENT, LP

By:	/s/ Hab Siam

Hab Siam, Chief Compliance Officer

ALTIMETER GENERAL PARTNER, LLC

By:	/s/ Hab Siam

Hab Siam, Chief Compliance Officer

ALTIMETER PARTNERS FUND, L.P.

By:	Altimeter General Partner, LLC
Its:	General Partner

By:	/s/ Hab Siam

Hab Siam, Chief Compliance Officer

BRAD GERSTNER

By:	/s/ Brad Gerstner

Brad Gerstner, individually